Exhibit 1.01

ART’S-WAY MANUFACTURING CO., INC.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of Art’s-Way Manufacturing Co., Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts or manufacture products and the minerals specified in the Rule are necessary to the functionality or production of these products. The specified minerals, which are referred to herein as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. As described in this Report, certain of the Company’s segments manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products that were (a) manufactured or contracted to be manufactured by the Company, (b) for which the manufacture was completed during the 2014 calendar year, and (c) for which Conflict Minerals are necessary to the functionality or production of that product. These products, which are referred to herein as the “Covered Products,” are the following:

Standard single point brazed carbide tipped tools as well as PCD (polycrystalline diamond) and CBN (cubic boron nitride) inserts and tools

The Company’s Due Diligence Process

As required by the Rule, the Company has conducted a reasonable country of origin inquiry regarding the Conflict Minerals. This reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Counties and whether any of the Conflict Minerals may be from recycled or scrap sources. To the extent necessary following the reasonable country of origin inquiry, the Company also exercised due diligence on the source and chain of custody of the Conflict Minerals.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners, and, therefore, the Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals included in its Covered Products.

The first step performed by the Company to ascertain exposure to Conflict Minerals was to conduct internal interviews with the Engineering Department and Purchasing Department. The information obtained from those interviews revealed that the Company may have exposure to Conflict Minerals at one of its facilities. A list of suppliers that may provide materials containing Conflict Minerals was obtained and a letter to suppliers was drafted and mailed. The letter contained information guiding the supplier through the process of completing a survey to help the Company disclose the use of Conflict Minerals in its products.

Based on the information that was provided by the Company’s suppliers and otherwise pursuant to the due diligence process, the Company does not have sufficient information with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products, and, as such, the Company cannot reasonably determine that the Conflict Minerals in the Covered Products do not come from a Covered Country. Additionally, the Company has not acquired sufficient information to enable it to make a reasonable determination as to the facilities that produce the Conflict Minerals in the Covered Products, nor can the Company make a reasonable determination as to the location of the mine or other location of origin of the Conflict Minerals in the Covered Products.

Future Actions

In connection with the annual preparation of the Form SD and the associated ongoing due diligence related to Conflict Minerals, the Company anticipates taking the following steps, among others, to improve its due diligence measures and further mitigate the risk that the Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: increasing the response rate of suppliers; enhancing its due diligence procedures to be able to determine with greater specificity the location of origin for Conflict Minerals included in the Covered Products; investigating whether implementing a conflict minerals policy and supplier compliance program would be in the best interests of the Company; and engaging in industry initiatives encouraging conflict-free supply chains.

Audit

The Company did not obtain an independent private sector audit of this Report, per the temporary exemption included in Rule 13p-1.